

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Ryoji Baba
Chief Executive Officer
rYojbaba Co., Ltd.
4-3-1, Ohashi, Minami-Ku
Fukuoka-Shi, Fukuoka, 815-0033
Japan

> **Re: rYojbaba Co., Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 29, 2024**
> **CIK No. 0002012600**

Dear Ryoji Baba:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, Submitted March 29, 2024

Company Overview, page 1

1. Please disclose here the percentage of your revenue that you derive from your consulting services and the percentage from your health services.

2. Please clarify on page 2 what is meant by the title "Administrative Scrivener."

3. On page 2, in the fifth paragraph, you refer to and describe select "high unit price consulting contracts." Please balance this disclosure by clarifying whether these contracts are representative of the type found in your consulting service business and, if they are not representative, please clarify the significance of these contracts to your overall business. In addition, please expand upon and clarify here the process through which the government is subsidizing the payment of consulting fees.

Osteopathic Industry, page 2

4.   Please define and provide a brief description of what you mean by osteopathy medicine.

Organizational Structure, page 4

5.   Please disclose the identity or ultimate natural person or persons behind the term "The Other Shareholder." In addition, please clarify the apparent inconsistency between the organizational chart that identifies a 19.7% shareholder, and the Principal Shareholders section which identifies Mr. Saito as a 6.4% shareholder but leaves the remaining 13.3% holding unaccounted for.

Corporate Information, page 6

6.   We note your disclosure that you were founded in 2015, but you also disclose on page 3 that you opened your first osteopathic clinic in 1989. Please clarify your disclosure, here and elsewhere in the registration statement, to better identify when your business began and the steps that took you from opening you first osteopathic clinic in 1989 to your combined osteopathic/labor relations business today. Refer to Item 4.A.4 of Form 20-F, as incorporated by Item 4.a of Form F-1.

Summary of Risk Factors, page 10

7.   We note your disclosure here and on page 14 that COVID-19 "could" adversely impact your operations; however, your disclosure on page 59 suggests that the COVID-19 pandemic did have a material negative impact on your business. Please updated risk factors characterized as potential if COVID-19 did have a material impact on your business.

Risk Factors, page 13

8.   We note your disclosure on page 86 that your osteopathic business regularly receives clients between the ages of 0 and 15. Please clarify whether there are any material risks associated with treating children and revise your disclosure accordingly.

Risks Related to Our Business
We are implementing new growth strategy, priorities..., page 17

9.   We note your disclosure at the end of this risk factor identifying expansion into new geographical markets as part of your long-term growth strategy. Please consider preparing a standalone risk factor addressing expansion into new geographic markets, as the current risk factor heading is relatively broad and does not reflect the content of the risk factor.

Use of Proceeds, page 49

10.   We note your disclosure in this section that you may use some of the proceeds to expand your osteopathic business through mergers and acquisitions as well as franchising. We also note your disclosure elsewhere in the registration statement, such as on page 25, that you plan on expanding your business outside of Japan in the United States and Southeast Asia. If you plan on using the proceeds of this offering to expand internationally, please state as much and if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C..2 and .4 of Form 20-F, as incorporated by Item 4.a of Form F-1.

Management's Discussion and Analysis Financial Condition and Results of Operations, page 54

11.   We note your risk factor disclosure on page 30 indicating that your osteopathic services business has experienced "inflationary pressures" and that these inflationary pressures are "weighing" on the retail sector. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation.

Description of Business
Osteopathic Industry, page 72

12.   We note the disclosure elsewhere in the registration statement describing your relationship with future "prospective" franchisees. It appears that franchising is a future potential business segment and not one that currently exists. If that is the case, please disclose as much in this section to clarify.

Employees
Consulting Services, page 84

13.   It would appear that Mr. Baba is the only person currently employed in the Consulting Services portion of your business. If that is the case, please state as much, or disclose the total number of full-time and part-time employees. Refer to Item 6.D of Form 20-F, as incorporated by Item 4.a of Form F-1.

General

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Craig D. Linder